Bay & Deveaux Sts., 2nd Floor	Tel: 949-933-1964
Nassau, The Bahamas	Fax: 949-666-5006

October 11, 2016

Ms. Suzanne Hayes, Asst. Director
Office of Healthcare and Insurance
The Securities and Exchange Commission
Washington, D.C. 20549

RE:	NYMOX PHARMACEUTICAL CORPORATION
Form 20-F
Filed March 31, 2016
File No. 001-12033

Dear Ms. Hayes:

Pursuant to your letter dated September 21, 2016, whereby you inquire as to the following:

“Item 4. Information on the Corporation AlzheimAlert TM; an Aid to the Diagnosis of Alzheimer’s Disease, page 12

1. We note your disclosure on page 12 regarding your product, AlzheimAlert. However, we note that disclosure regarding this product is absent elsewhere in the Form 20-F and you do not discuss your agreements with Massachusetts General Hospital, Rhode Island Hospital or Brown University. Additionally, we note that AlzheimAlert is not identified as one of your products on your website. Please tell us about any changes in your product line and agreements that were previously material to your business and tell us why you did not disclose these changes in your Form 20-F.”

Please let this confirm that we did not expand further on our AlzheimAlert product through out the balance of the Form 20-F, due to the fact that the product has become a secondary product and one in which we believe spending our valuable resources would not be productive for our shareholders or our company. We did disclose our agreements with Massachusetts General Hospital (Item 19, Exhibit 4(c) by reference) and Rhode Island Hospital Corporation (Item 19, Exhibit 4(i) by reference).

AlzheimAlert is still within our product list and we still own the rights to this product, however we simply consider at this time due to the deprioritization of this secondary product, the appropriate disclosure of this particular product would be to include it from a historical and overall perspective but not to characterize it with the moving forward of the Company.

Yours truly,

/s/ Randall J. Lanham
Randall J. Lanham, Esq.
Secretary/ General Counsel

CC: Erik Danielsen, CFO

RJL/rjl